Filed by Heartland Group, Inc. (Commission File No. 033-11371)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Financial Investors Trust (Commission File No. 033-72424)

FINANCIAL INVESTORS TRUST

ALPS | WMC Research Value Fund

1290 Broadway, Suite 1000
Denver, Colorado 80203
(303) 623-2577

Following are questions and answers regarding the proposed reorganization of the ALPS|WMC Research Value Fund that you may find helpful in responding to questions and otherwise discussing the transaction. For further information, please collect contact information and send it to:

Vinita Paul – vpaul@heartlandfunds.com

And

Nicole Best- nbest@heartlandfunds.com

Q.	Can you explain the proposed reorganization?

You received a Proxy Statement/Prospectus (the “Proxy Statement”), which is related to the reorganization of the ALPS | WMC Research Value Fund (the “Target Fund”), a series of Financial Investors Trust (“FIT”), with and into the Heartland Mid Cap Value Fund (the “Acquiring Fund”), a series of Heartland Group, Inc. (“HGI”) (the “Reorganization”). After careful consideration, the Board of Trustees of FIT unanimously approved this Reorganization, which is subject to shareholder approval at a special meeting to be held on March 3, 2020. If shareholders of the Target Fund approve the Reorganization, your shares would be exchanged for shares of the Acquiring Fund equal in value to the shares of the Target Fund that you currently hold. The Reorganization is expected to close on or about March 16, 2020 (“Closing Date”). ALPS Advisors, Inc. (“AAI”) serves as the investment adviser and Wellington Management Company LLP serves as the investment subadviser to the Target Fund. Heartland Advisors, Inc. (“Heartland”) serves as the investment adviser to the Acquiring Fund. Both Funds have substantially similar investment objectives and are managed using a value-based investment strategy. Target Fund shareholders are expected to experience a lower management fee and lower net expenses as a result of the Reorganization.

Q.	Why has the change been proposed?

The primary purpose of the Reorganization is to restructure the Target Fund as a fund within the Heartland Family of Funds and combine it with Acquiring Fund. The potential benefits/advantages of the Reorganization for shareholders of the Target Fund include:

•	terms of the proposed Reorganization, including the anticipated tax-free nature of the Reorganization for the Target Fund and its shareholders;

•	the substantially similarity of the investment objective and principal investment strategies of the Target Fund and the Acquiring Fund;

•	pursuant to the Reorganization Agreement, Heartland will bear and pay all reasonable and documented fees and expenses associated with the Reorganization;

•	The Acquiring Fund has a better relative historical investment performance than the Target Fund:

ALPS I WMC Research Value Fund

Average Annual Total Returns

(For the periods ended December 31, 2018)

Target Fund	One Year	Five Years	Ten Years
Investor Class Return Before Taxes	(10.50)%	4.13%	9.86%
Russell 1000® Value Index (reflects no deductions for fees, expense or taxes)	(8.27)%	5.95%	11.18%

Heartland Mid Cap Value Fund

Average Annual Total Returns

(For periods ended December 31, 2018)

Acquiring Fund	One Year	Lifetime (since 10-31-2014)
Investor Class Return Before Taxes	(8.58)%	4.49%
Russell MidCap Value Index (reflects no deductions for fees, expenses or taxes)	(12.29)%	3.73%

•	following the Reorganization, the reduction from four classes of the Target Fund to two classes of the Acquiring Fund, and the willingness of Heartland to bear the costs associated with the termination of any deferred sales charge (load) arrangements relating to the Class C shares of the Target Fund;

•	the 0.75% advisory fee to be paid to Heartland under the Acquiring Fund’s advisory agreement would be lower than the 0.95% fee paid to AAI under the Target Fund’s current advisory agreement;

•	the agreement of Heartland to amend the existing operating expense limitation agreement applicable to the Acquiring Fund immediately following the Closing Date in order to lower the total annual fund operating expense ratio (after fee waivers) of each class of the Acquiring Fund so that total annual fund operating expenses do not exceed 1.10% and 0.85% of the Acquiring Fund’s average daily net assets for Investor Class and Institutional Class shares, respectively, for a period of two years following the Closing Date;

•	following the Reorganization, the expected benefits to the former shareholders of the Target Fund who remain invested in the Acquiring Fund of expected decreases in lower net expenses in the Target Fund could benefit such shareholders in the form of a lower total annual fund operating expense ratio (before fee waivers) being applied to their Acquiring Fund Shares; and

•	for the first two years following the Reorganization, to the extent the Acquiring Fund’s total operating expense ratio falls below the contractually agreed upon expense limitation during such period, such benefits would inure to the Acquiring Fund shareholders.

Q.	What will I own if the Reorganization takes place?

Under the Reorganization Agreement, as of the Closing Date of the Reorganization, shareholders of the Target Fund will receive shares of the applicable class of the Acquiring Fund equivalent in aggregate net asset value to the aggregate net asset value of their shares of the applicable class of the Target Fund, as follows:

ALPS | WMC Research Value Fund (Target Fund)	Heartland Mid Cap Value Fund (Acquiring Fund)
Investor Class	Investor Class
Class A	Investor Class
Class C	Investor Class
Class I	Institutional Class

Q.	Who will manage the Acquiring Fund?

If the Reorganization is consummated, the Target Fund will be managed by Heartland as its investment adviser, without a subadviser. Heartland’s portfolio managers are jointly and primarily responsible for the day-to-day management of the portfolio. Colin P. McWey and Will R. Nasgovitz co-manage the Acquiring Fund. After the Reorganization, Messrs. McWey and Nasgovitz will continue to co-manage the Acquiring Fund.

Colin P. McWey. Mr. McWey, a CFA, has served as a Portfolio Manager of the Acquiring Fund since its inception in October 2014. He has been a Portfolio Manager for advisory clients of Heartland since 2010, after serving as a Research Analyst since 2009. Mr. McWey currently holds the position of Vice President, Director of Equity Research, and Portfolio Manager with Heartland. Prior to joining Heartland, Mr. McWey had been with Banc of America Securities from 2001 to 2009.

William (“Will”) R. Nasgovitz. Mr. Will Nasgovitz is the Chief Executive Director, Officer and President of HGI. He has served as a Portfolio Manager of the Acquiring Fund since February 2015. He also serves as Portfolio Manager for Heartland’s advisory clients. He previously served as a Research Analyst from 2004 to 2006 and a Research Associate from November 2003 to 2004. He is the Chief Executive Officer and a Director of Heartland and since May 2012 has served as Chief Executive Officer of Heartland. Prior to joining Heartland, Mr. Will Nasgovitz was a Senior Research Associate with Cambridge Associates from 2000 to 2002. Mr. Will Nasgovitz is the son of Mr. Bill Nasgovitz, the Chairman and a Portfolio Manager of Heartland.

Q.	Will the investment objective or investment policies change as a result of the Reorganization?

The Target Fund and Acquiring Fund both seek to achieve a substantially similar investment objective by using a value approach to investing in equity securities. The Acquiring Fund primarily invests in the equity securities of mid-capitalization companies, whereas the Target Fund may invest in the equity securities of companies of any market capitalization. The Acquiring Fund seeks to create a high conviction portfolio consisting of 30 to 60 mid-cap equity securities also selected on a value basis. The Target Fund invests in a diversified portfolio of equity securities of all market capitalizations with a focus on large-cap companies. In addition, both Funds seek to keep each Fund’s sector weightings relatively close to their respective benchmarks (the Russell 1000 Value Index for the Target Fund and the Russell MidCap Value Index for the Acquiring Fund) so that stock selection drives performance of the Funds.

Q.	Will the Reorganization result in different annual operating expense (i.e., expense ratios)?

If the Reorganization is consummated, the Target Fund will be managed by Heartland as its investment adviser, without a subadviser and with the Acquiring Fund’s portfolio management team. The management fee the Acquiring Fund pays to Heartland for its advisory services is 20 basis points lower than the management fee the Target Fund pays to AAI. In addition, the Target Fund’s Class A shares charge an initial sales load and the Target Fund’s Class C shares class charges a contingent deferred sale charge (“CDSC”), whereas the Acquiring Fund is a no-load fund. Heartland intends to amend the existing operating expense limitation agreement immediately following the Closing Date in order to lower the total expense ratio of each class of the Acquiring Fund so that total annual fund operating expenses do not exceed 1.10% and 0.85% of the Acquiring Fund’s average daily net assets for Investor Class and Institutional Class shares, respectively, for a period of two years. As a result, shareholders of the Target Fund are expected to experience lower net expenses as a result of the Reorganization. However, Investor Class shares of the Target Fund are expected to experience higher gross expenses as a result of the Reorganization. Unlike the Target Fund’s expense waiver agreement, the Acquiring Fund’s operating expense limitation agreement does not permit Heartland to recapture expenses it has borne.

Q.	How does the FIT Board of Trustees recommend that I vote?

The Board of Trustees of FIT recommends you vote FOR the proposed Reorganization. The Board has determined that the Reorganization offers potential benefits to shareholders of the Target Fund.

Q.	Who will pay the expenses of the Reorganization?

The cost of the Reorganization will be borne by Heartland and not the Funds. Under the Reorganization Agreement, Heartland has agreed to pay the costs and expenses relating to obtaining shareholder approval from Target Fund shareholders. AAI will bear any expenses incurred in connection with the termination of any agreement to which AAI, with respect to the Target Fund, or FIT, on behalf of the Target Fund, is a party, except that Heartland will bear and pay a $10,000 deconversion fee to ALPS Fund Services, Inc. for certain services related to conversion of the Target Fund to Heartland. In addition, the costs of restructuring the Funds’ portfolios, including, but not limited to brokerage commissions and other transaction costs (if any), will be borne by the Fund directly incurring them.

Q.	Will I have to pay U.S. federal income tax as a result of the Reorganization?

No. The Reorganization is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. Shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Reorganization, and their tax basis in the shares of the Target Fund are expected to carry over to the shares of the Acquiring Fund they receive in the Reorganization. Shareholders should consult their own tax advisors regarding the effect of the Reorganization in light of their particular facts and circumstances, including the applicability of state, local and other tax laws.

Q.	When will the Reorganization take place?

Assuming it is approved by the shareholders of the Target Fund, the Reorganization is expected to take place prior to the opening of business on or about March 16, 2020.

Q.	What happens if shareholders do not approve the Reorganization?

If shareholders of the Target Fund do not approve the Reorganization, the Target Fund and the Acquiring Fund will continue to operate separately until such time as the Board of Trustees of FIT determines what action should be taken, if any, including potentially engaging in taxable liquidation of the Target Fund.

Past performance does not guarantee future results. Performance represents past performance; current returns may be lower or higher. The investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than the original cost. You may obtain updated performance information for the Target Fund at alpsfunds.com or by calling (866) 757-5679 and the Acquiring Fund at heartlandadvisors.com or by calling (800) 432-7856. An investor should consider a Fund’s investment objectives, risks and charges and expenses carefully before investing or sending money.

Disclosures

This is not a solicitation of proxies or an offer to sell a solicitation of any offer to buy any shares of the Target Fund or the Acquiring Fund.

Investors are urged to read the relevant documents filed with the Securities and Exchange Commission (the “SEC”) (including the registration statement on Form N-14 for HGI, containing the Proxy Statement/Prospectus for the Reorganization and the Acquiring Fund into which the Target Fund will be reorganized) because they contain important information. The Proxy Statement relating to the Reorganization and the Acquiring Fund’s prospectus will be mailed to shareholders of the Target Fund and contains information about persons who may be considered “participants” in the solicitation of the Target Fund’s shareholders. These documents can be obtained for free from the SEC at www.sec.gov or from HGI by calling 414-347-7777.